UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

Centerline Holding Company

(Name of Issuer)

Common Shares of Beneficial Interest

(Title of Class of Securities)

15188T108

(CUSIP Number)

Andrew L. Farkas

c/o Island Capital Group LLC

717 Fifth Avenue, 18th Floor

New York, New York 10022

(212) 705-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.15188T108	Page 2 of 9

1	NAMES OF REPORTING PERSONS C3 Initial Assets LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,663,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,663,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,663,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculations in this Schedule 13D are based on 349.2 million common shares of beneficial interest (“Common Shares”) of the Issuer outstanding as of August 12, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.15188T108	Page 3 of 9

1	NAMES OF REPORTING PERSONS C-III Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,663,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,663,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,663,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculations in this Schedule 13D are based on 349.2 million Common Shares of the Issuer outstanding as of August 12, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.15188T108	Page 4 of 9

1	NAMES OF REPORTING PERSONS Island C-III Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,663,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,663,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,663,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculations in this Schedule 13D are based on 349.2 million Common Shares of the Issuer outstanding as of August 12, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.15188T108	Page 5 of 9

1	NAMES OF REPORTING PERSONS Anubis Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,663,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,663,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,663,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculations in this Schedule 13D are based on 349.2 million Common Shares of the Issuer outstanding as of August 12, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.15188T108	Page 6 of 9

1	NAMES OF REPORTING PERSONS Island Capital Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 139,663,545
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 139,663,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,663,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*	The calculations in this Schedule 13D are based on 349.2 million Common Shares of the Issuer outstanding as of August 12, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

CUSIP No.15188T108	Page 7 of 9

1	NAMES OF REPORTING PERSONS Andrew L. Farkas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,954
	8	SHARED VOTING POWER 139,663,545
	9	SOLE DISPOSITIVE POWER 7,954
	10	SHARED DISPOSITIVE POWER 139,663,545
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 139,671,499
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*	The calculations in this Schedule 13D are based on 349.2 million Common Shares of the Issuer outstanding as of August 12, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011.

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D amends and supplements the Statement on Schedule 13D originally filed on March 15, 2010, and amended on March 16, 2010, April 23, 2010 and October 18, 2010, with respect to the common shares of beneficial interest (“Common Shares”) of Centerline Holding Company, a Delaware statutory trust created and existing under the Delaware Statutory Trust Act (the “Issuer”). The principal executive offices of the Issuer are located at 625 Madison Avenue, New York, New York, 10022.

Certain terms used but not defined in this Amendment No. 4 have the meanings assigned thereto in the Schedule 13D. The Schedule 13D is hereby amended and supplemented by this Amendment No. 4 as follows:

Item 4. Purpose of Transaction

Item 4 is amended by adding the following:

Upon shareholder approval to amend the Issuer’s Restated Trust Agreement on October 6, 2010, RSA’s Option to purchase 25% of the Special Series A Shares of the Issuer acquired by Initial Assets (as successor to Capital Partners) under the Purchase Agreement and the RSA Purchase Agreement, each dated as of March 5, 2010, was automatically converted into an option to purchase 25% of the Common Shares into which such Special Series A Shares of the Issuer were converted. Upon such conversion, RSA had the Option to purchase 34,915,875 Common Shares held by Initial Assets. RSA and Capital Partners have entered into Amendment No. 1 (“Amendment No. 1”) to the RSA Purchase Agreement, dated as of November 4, 2011, pursuant to which the Option has been amended to provide that RSA has the right to purchase up to a maximum of 33,654,639 Common Shares owned by Initial Assets (i.e., 1,261,236 Common Shares less than contemplated prior to entering into Amendment No. 1).

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) and (b) The calculations in this Schedule 13D are based on 349.2 million Common Shares of the Issuer outstanding as of August 12, 2011 as reported in the Issuer’s Form 10-Q for the quarterly period ended June 30, 2011 filed with the Securities and Exchange Commission on August 15, 2011. Each Reporting Person’s beneficial ownership has been calculated as indicated below.

•		Initial Assets is the sole direct beneficial owner of 139,663,545 Common Shares of the Issuer. Initial Assets has shared voting and dispositive power as follows:

	•	Sole Voting Power	0

	•	Shared Voting Power	139,663,545

	•	Sole Dispositive Power	0

	•	Shared Dispositive Power	139,663,545

	•	Percent of Common Shares	40.0

•	Capital Partners is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. Capital Partners has shared voting and dispositive power as follows:

	•	Sole Voting Power	0

	•	Shared Voting Power	139,663,545

	•	Sole Dispositive Power	0

	•	Shared Dispositive Power	139,663,545

	•	Percent of Common Shares	40.0

•		Anubis Advisors is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. Anubis Advisors has shared voting and dispositive power as follows:

	•	Sole Voting Power	0

	•	Shared Voting Power	139,663,545

	•	Sole Dispositive Power	0

	•	Shared Dispositive Power	139,663,545

	•	Percent of Common Shares	40.0

•	C-III Manager is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. C-III Manager has shared voting and dispositive power as follows:

	•	Sole Voting Power	0

	•	Shared Voting Power	139,663,545

	•	Sole Dispositive Power	0

	•	Shared Dispositive Power	139,663,545

	•	Percent of Common Shares	40.0

•		Island Capital is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer. Island Capital has shared voting and dispositive power as follows:

	•	Sole Voting Power	0

	•	Shared Voting Power	139,663,545

	•	Sole Dispositive Power	0

	•	Shared Dispositive Power	139,663,545

	•	Percent of Common Shares	40.0

•	Andrew L. Farkas is the indirect beneficial owner of 139,663,545 Common Shares of the Issuer and the direct beneficial owner of 7,954 Common Shares of the Issuer. Mr. Farkas has sole and shared voting and
		dispositive power as follows:

	•	Sole Voting Power	7,954

	•	Shared Voting Power	139,663,545

	•	Sole Dispositive Power	7,954

	•	Shared Dispositive Power	139,663,545

	•	Percent of Common Shares	40.0

The percentage of the Common Shares of the Issuer that is reported as beneficially owned by each of the Reporting Persons is computed in accordance with Securities and Exchange Commission rules.

(c) None

(d) None

(e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

See Item 4.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Amendment No. 1 to Purchase and Sale Agreement, dated November 4, 2011, between Related Special Assets LLC and C-III Capital Partners LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 7, 2011

C3 INITIAL ASSETS LLC

By:	/s/ Jeffrey P. Cohen
Jeffrey P. Cohen
President

C-III CAPITAL PARTNERS LLC By: Island C-III Manager LLC, its Manager

By:	/s/ Jeffrey P. Cohen
Jeffrey P. Cohen
President

ISLAND C-III MANAGER LLC

By:	/s/ Jeffrey P. Cohen
Jeffrey P. Cohen
President

ANUBIS ADVISORS LLC

By:	/s/ Jeffrey P. Cohen
Jeffrey P. Cohen
President

ISLAND CAPITAL GROUP LLC

By:	/s/ Jeffrey P. Cohen
Jeffrey P. Cohen
President

/s/ Andrew L. Farkas
Andrew L. Farkas